

Mail Stop 7010

September 10, 2007

<u>Via U.S. mail and facsimile</u>

Mr. David F. Myers, Jr.
Chief Financial Officer
Safety Products Holdings, Inc.
2001 Spring Road, Suite 425
Oak Brook, Illinois 60523

   RE: Form 10-K for the fiscal year ended December 31, 2006
      Form 10-Q for the period ended June 30, 2007
       File No. 333-127781

Dear Mr. Myers:

   We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis

Results of Operations, page 30

2. Please disclose the types of expenses that you include in each of the following line items: cost of goods sold, distribution, selling, and general and administrative. Please also tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:
    - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
    - in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as distribution, selling, or general and administrative expenses.

3. Throughout MD&A, you discuss GAAP amounts after excluding certain items. For example, on page 32, you discuss gross profit after excluding the impact of inventory purchase accounting adjustments. These amounts constitute non-GAAP measures. Please revise your MD&A for each period presented to remove these non-GAAP measures and instead discuss the changes between periods in your GAAP financial statement line items. Amounts that are a business reason for the change between periods should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods. Please make the appropriate revisions. These amounts also appear to be included in your earnings releases which are furnished under Form 8-Ks. Please provide all of the disclosures required by Instruction 2 of Item 2.02 of the Form 8-K.

Note 3. Basis of Presentation, page 48

4. You state that you engaged independent appraisers to assist in determining the fair values of property, plant and equipment, inventories, and other intangible assets, including customer relationships, brand names, developed technology, favorable leaseholds and backlog. You received values from the appraisers, which have been included in the tables. Please identify each of the independent appraisers, or revise your disclosure to eliminate the reference to them.

5. Please provide further information regarding intangible assets recorded in material business combinations as required by paragraph 52 of SFAS 141.

Note 4. Significant Accounting Policies

6. If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to customers and/or resellers, please disclose your accounting policy for each of these types of arrangements, including the statement of operations line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Insurance, page 54

7. Please disclose the levels of excess loss coverage by type of risk self-insured.

Note 14. Segment Data, page 69

8. Please disclose the types of amounts included in the corporate column as well as the types of amounts included in the eliminations column for each period presented. Please also disclose why the corporate amounts were not allocated to the other reportable segments. Please also disclose what identifiable assets are included in the corporate column as of each balance sheet date. See paragraphs 31 and 32 of SFAS 131.

Note 17. Subsidiary Guarantors, page 71

9. Please clearly state, if true, that NSP Holdings Capital Corp.'s guarantee is full and unconditional. Please also disclose in this footnote, if true, that you, the parent company, have no independent assets or operations. Please help us understand how you determined you were not required to provide the condensed consolidating financial information required by Rule 3-10(e)(4) of Regulation S-X. Refer to Notes 2 and 3 to Rule 3-10(e)(4) of Regulation S-X.

Note 22. Seller Transaction Expenses, page 74

10. Please tell us how you determined it was appropriate to exclude seller transaction expenses from your determination of income from operations. Refer to Rule 5-03(b)(9) of Regulation S-X.

FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2007

General

11. Please address the above comments in your interim filings as well.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief